UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


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                                   :
In the Matter of                   :
                                   :                SECOND
ENTERGY CORPORATION                :         CERTIFICATE PURSUANT
ENTERGY POWER, INC.                :              TO RULE 24
                                   :
File No.  70-8845                  :
                                   :
(Public Utility Holding Company    :
   Act of 1935)                    :
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     This is to certify, pursuant to Rule 24 under the Public

Utility Holding Company Act of 1935, as amended, that the

transactions described below, which were transactions proposed by

Entergy Corporation ("Entergy") and Entergy Power, Inc., ("EPI")

in their joint Declaration on Form U-1, as amended, in the above

File (the "Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes

represented by, said Declaration, and pursuant to the Order of the Securities and Exchange Commission with respect thereto,

dated June 18, 1996 (the "Order").

     On July 1, 1996, EPI made a cash payment to Entergy in the amount of $50,000,000 out of EPI's unearned surplus.  EPI made no further payments to Entergy out of EPI's unearned surplus

pursuant to the Order.



     Filed herewith and incorporated herein by reference is the following exhibit:

         F-1 - Post-effective Opinion of Counsel to EPI




          IN WITNESS WHEREOF, the undersigned companies have

caused this certificate to be executed this 22nd day of December,

1998.



                              ENTERGY CORPORATION



                              By:   /s/ Michael G. Thompson
                                   Michael G. Thompson
                                 Senior Vice President,
                              General Counsel & Secretary



                              ENTERGY POWER, INC.


                              By:   /s/ Michael G. Thompson
                                    Michael G. Thompson
                                 Vice President and Secretary